Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. (hereinafter called “the Company”) and its subsidiaries, including the consolidated condensed interim statement of financial position at September 30, 2021, the consolidated condensed interim statement of comprehensive income for the nine and three-month periods ended September 30, 2021, the consolidated condensed interim statements of changes in equity and of cash flows for the nine-month period then ended, and the selected explanatory notes.

The balances and other information for the fiscal year 2020 and its interim periods is an integral part of the Financial Statements mentioned above; therefore, they must be considered in connection with those Financial Statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - City Autonomous of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. is a member firm of the global network of PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate legal entity that does not act as a proxy for PwCIL or any other network member firm.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that make us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)   the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)   the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

c)    we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)   as of September 30, 2021, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 157,7 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, November 10, 2021.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCRA	Central Bank of the Argentine Republic
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CTB	Central Térmica Barragán S.A
CTEB	Central Térmica Ensenada Barragán
DNU	Decree of necessity and urgency
Ecuador TLC	Ecuador TLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulator of Gas
ENRE	National Regulatory Authority of Electricity
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEASA	Integración Energética Argentina S.A.
MATER	Renewable Energy Term Market
MLC	Foreign Exchange Market
MW	Megawatt
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudo Pesados Ltd

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PACOSA	Pampa Comercializadora S.A.
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PISA	Pampa Inversiones S.A.
RECPAM	Gain on monetary position, net
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
RTT	Transitional Tariff Regime
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretary of Energy
SEE	Secretary of Electrical Energy
SGE	Secretary of Government of Energy
TGS	Transportadora de Gas del Sur S.A.
TSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2021 presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2021	09.30.2020	09.30.2021	09.30.2020

Revenue	8	103,740	53,669	42,529	21,515
Cost of sales	9	(62,652)	(32,369)	(27,309)	(12,060)
Gross profit		41,088	21,300	15,220	9,455

Selling expenses	10.1	(1,752)	(1,356)	(669)	(356)
Administrative expenses	10.2	(6,301)	(4,848)	(2,258)	(1,674)
Exploration expenses	10.3	(50)	(21)	(6)	(12)
Other operating income	10.4	8,864	2,506	4,018	1,245
Other operating expenses	10.4	(4,623)	(1,781)	(792)	(505)
Impairment of property, plant and equipment, intangible assets and inventories		(172)	(4,316)	-	-
Impairment of financial assets		(229)	(851)	(33)	(863)
Share of profit from associates and joint ventures	5.2.2	8,131	4,810	5,030	1,652
Operating income		44,956	15,443	20,510	8,942

Finance income	10.5	619	529	282	234
Finance costs	10.5	(14,128)	(8,598)	(6,287)	(3,250)
Other financial results	10.5	2,813	3,353	(118)	1,593
Financial results, net		(10,696)	(4,716)	(6,123)	(1,423)
Profit before income tax		34,260	10,727	14,387	7,519
Income tax	10.6	(7,786)	(2,731)	(1,680)	(1,332)
Profit of the period from continuing operations		26,474	7,996	12,707	6,187
Loss of the period from discontinued operations	5.1	(7,129)	(1,765)	-	(17)
Profit of the period		19,345	6,231	12,707	6,170

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation		19,855	21,298	4,700	7,249
Items that may be reclassified to profit or loss
Exchange differences on translation		6,283	(753)	2,618	(68)
Other comprehensive income of the period from continuing operations		26,138	20,545	7,318	7,181
Other comprehensive income of the year from discontinued operations	5.1	11,375	14,403	-	5,761
Other comprehensive income of the period		37,513	34,948	7,318	12,942
Total comprehensive income of the period		56,858	41,179	20,025	19,112

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2021 presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Total income (loss) of the period attributable to:
Owners of the company		22,577	7,156	12,804	6,161
Non - controlling interest		(3,232)	(925)	(97)	9
		19,345	6,231	12,707	6,170

Total income (loss) of the period attributable to owners of the Company:
Continuing operations		26,303	8,101	12,804	6,159
Discontinued operations		(3,726)	(945)	-	2
		22,577	7,156	12,804	6,161

Total comprehensive income (loss) of the period attributable to:
Owners of the Company		52,886	35,532	20,093	16,511
Non - controlling interest		3,972	5,647	(68)	2,601
		56,858	41,179	20,025	19,112

Total comprehensive income of the period attributable to owners of the Company:
Continuing operations		52,356	22,074	20,093	10,748
Discontinued operations		530	13,458	-	5,763
		52,886	35,532	20,093	16,511

Earnings (losses) per share attributable to the equity holders of the Company during the period
Basic and diluted earnings per share from continuing operations	13.2	18.62	5.11
Basic and diluted losses per share from discontinued operations	13.2	(2.64)	(0.60)
Total basic and diluted earnings per share	13.2	15.98	4.51

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2021	12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	159,563	135,445
Intangible assets	11.2	3,814	3,455
Right-of-use assets		1,440	867
Deferred tax assets	11.3	6,874	9,082
Investments in joint ventures and associates	5.2.2	70,500	46,229
Financial assets at amortized cost	12.1	9,906	8,428
Financial assets at fair value through profit and loss	12.2	4,780	942
Other assets		61	57
Trade and other receivables	12.3	2,599	3,631
Total non-current assets		259,537	208,136

CURRENT ASSETS
Inventories	11.4	14,175	9,766
Financial assets at amortized cost	12.1	-	2,062
Financial assets at fair value through profit and loss	12.2	32,940	27,382
Derivative financial instruments		1	1
Trade and other receivables	12.3	47,840	28,678
Cash and cash equivalents	12.4	17,117	11,900
Total current assets		112,073	79,789
Assets classified as held for sale	5.1	-	123,603
Total assets		371,610	411,528

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION (Continuation)

As of september 30, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2021	12.31.2020
SHAREHOLDERS´ EQUITY
Share capital	13	1,382	1,451
Share capital adjustment		7,245	7,605
Share premium		19,950	19,950
Treasury shares		4	4
Treasury shares adjustment		21	24
Treasury shares cost		(211)	(235)
Legal reserve		5,203	3,703
Voluntary reserve		54,528	60,899
Other reserves		(649)	(759)
Other comprehensive income		46,549	29,430
Retained earnings		35,767	(1,825)
Equity attributable to owners of the company		169,789	120,247
Non-controlling interest		675	28,631
Total equity		170,464	148,878

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	378	161
Provisions	11.5	13,921	9,326
Income tax	11.6	18,855	11,004
Taxes payables		151	128
Deferred tax liabilities	11.3	-	93
Defined benefit plans		2,165	1,460
Borrowings	12.5	134,564	115,428
Trade and other payables	12.6	1,289	1,418
Total non-current liabilities		171,323	139,018

CURRENT LIABILITIES
Provisions	11.5	546	1,379
Income tax	11.6	498	897
Taxes payables		3,947	3,030
Defined benefit plans		298	298
Salaries and social security payable		2,099	1,935
Derivative financial instruments		16	40
Borrowings	12.5	6,041	20,377
Trade and other payables	12.6	16,378	9,778
Total current liabilities		29,823	37,734
Liabilities associated to assets classified as held for sale	5.1	-	85,898
Total liabilities		201,146	262,650
Total liabilities and equity		371,610	411,528

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262
Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,950	49,894	-	-	(51,844)	-	-	-
Capital reduction	-	-	-	(152)	-	4,800	-	(4,648)	-	-	-	-	-	-
Stock compensation plans	1	3	(12)	(1)	(3)	45	-	-	7	-	-	40	-	40
Acquisition of own shares	(133)	-	392	133	-	(6,091)	-	-	-	-	-	(5,699)	(492)	(6,191)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(519)	(519)
Profit (loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	7,156	7,156	(925)	6,231
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	10,389	17,987	28,376	6,572	34,948
Balance as of September 30, 2020	1,545	9,829	19,950	51	24	(3,773)	3,703	62,973	(764)	26,057	25,143	144,738	34,033	178,771

Capital reduction	-	-	-	(141)	(2,224)	4,439	-	(2,074)	-	-	-	-	(1,546)	(1,546)
Stock compensation plans	-	-	-	-	-	-	-	-	5	-	-	5	-	5
Acquisition of own shares	(94)	(2,224)	-	94	2,224	(901)	-	-	-	-	-	(901)	-	(901)
Loss for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	(38,603)	(38,603)	(7,596)	(46,199)
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	-	-	-	3,373	11,635	15,008	3,740	18,748
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the nine-month period ended September 30, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878
Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,500	(3,325)	-	-	1,825	-	-	-
Capital reduction	-	-	-	(69)	(363)	3,478	-	(3,046)	-	-	-	-	-	-
Acquisition of own shares	(69)	(362)	-	69	362	(3,479)	-	-	-	-	-	(3,479)	-	(3,479)
Stock compensation plans	-	2	-	-	(2)	25	-	-	110	-	-	135	-	135
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(31,928)	(31,928)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	22,577	22,577	(3,232)	19,345
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	17,119	13,190	30,309	7,204	37,513
Balance as of September 30, 2021	1,382	7,245	19,950	4	21	(211)	5,203	54,528	(649)	46,549	35,767	169,789	675	170,464

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2021

presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

	Note	09.30.2021	09.30.2020
Cash flows from operating activities:
Profit of the period from continuing operations		26,474	7,996
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	24,998	17,907
Changes in operating assets and liabilities	14.2	(5,725)	(4,781)
Net cash generated by operating activities from discontinued operations	5.1	11,051	17,330
Net cash generated by operating activities		56,798	38,452
Cash flows from investing activities:
Payment for property, plant and equipment		(13,119)	(7,344)
Payments for acquisitions of intangible assets		(359)	-
Payment for public securities and shares, net		(5,251)	(2,029)
Recovery of investment funds, net		4,158	6,948
Payments for capital integration in associates		(1,439)	(190)
Collections for sales of shares in companies and property, plant and equipment and intangible assets		5,339	38
Dividends received		621	189
Colletion from loans, net		-	341
Net cash used in investing activities from discontinued operations	5.1	(15,857)	(3,455)
Net cash used in investing activities		(25,907)	(5,502)

Cash flows from financing activities:
Proceeds from borrowings		4,766	18,379
Payment of borrowings		(18,800)	(14,961)
Payment of borrowings interests		(11,581)	(9,741)
Payment for acquisition of own shares		(3,479)	(6,191)
Repurchase and redemption of corporate bonds		(313)	(6,277)
Payments of dividends from subsidiaries to third parties		-	(586)
Payments of leases		(287)	(111)
Net cash used in financing activities from discontinued operations	5.1	(701)	(5,158)
Net cash used in financing activities		(30,395)	(24,646)

Increase in cash and cash equivalents		496	8,304

Cash and cash equivalents at the begining of the year	12.4	11,900	13,496
Cash and cash equivalents at the begining of the year reclasified to assets classified as held for sale		4,362	-
Exchange and conversion difference generated by cash and cash equivalents		359	2,825
Increase in cash and cash equivalents		496	8,304
Cash and cash equivalents at the end of the period	12.4	17,117	24,625

The accompanying notes are an integral part of these unaudited condensed interim financial statements

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the nine-month period ended September 30, 2021 presented in comparative format (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1   General information of the Company

The Company is a fully integrated power company in Argentina which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, being one of the fourth largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 280 MW.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 13 production areas and 5 exploratory areas and a production level of 7.7 million m3/day of natural gas and 4.5 thousand barrels of oil equivalent per day for oil during the nine-month period ended September 30, 2021. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemical segment the operations are based in the Argentine Republic, where the Company operates three high-complexity plants that produce styrene, synthetic rubber and polystyrene, with a local market share between 92% and 99%.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,104 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 93 gas stations. Additionally, the segment includes advisory services provided to related companies.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

1.2   Economic context in which the Company operates

The Company operates in a complex economic context, which volatility was deepened by the outbreak of the COVID-19 locally and internationally.

In 2021, as a result of the new increase in infection levels, the governments of different countries in the world, including the Argentine Government, temporarily reimplemented some measures, such as restrictions on movement of the population.

As regards measures directly affecting the generation sector’s economic and financial situation, it is worth highlighting that SE Resolution No. 440/21, passed in the second quarter, provided for a 29% increase in spot remuneration values (see Note 2.1 for details), which update had been suspended as from March 2020.

Besides, during the second quarter certain social conflicts and wage protest demonstrations mostly during the month of April, prevented the freedom of movement on routes in the Province of Neuquén during the month of April 2021and, even though no significant impact was verified on the production by the Company’s assets in this basin during the protest roadblocks, they affected temporarily the ordinary execution of the agreed investment plan necessary to achieve committed gas production within the framework of the Plan GasAr. The Company sent the respective Force Majeure communications to the SE, CAMMESA and the Gas Distribution Companies with which it has executed gas supply agreements for the volumes awarded under this Plan. On August 11, 2021, the SE notified the Company of the upholding of the invoked Force Majeure ground. It is worth highlighting that, despite the difficulties, as of the issuance hereof the Company has managed to reach the committed gas production.

It is impossible to foresee how measures will continue evolving and their impact on the economy in general and the Company in particular, or to which extent the Company’s business and the results of its operations will be affected in the future.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in the light of these circumstances.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1	Fuel supply for thermal power plants

As from the application of the GasAr Plan, an operating assignment scheme was established for firm transportation and gas contracts entered into by generators. Under this assignment, agents should waive all claims regarding the application of SE Resolution No. 354/20, which established a new dispatch order for generation units based on the fuel supplied for their operation in accordance with a centralized dispatch scheme. The Company executed this assignment with CAMMESA, setting certain guidelines for the calculation of fuel costs to support their Energía Plus contracts.

2.1.2	Seasonal Programming

SE Resolution No. 24/21, published in the BO on January 15, 2021, approved the seasonal programming for the November 2020-April 2021 period. Seasonal prices remained unchanged until the month of April 2021, with reference prices being those in effect since 2019. In turn, the stabilized price set by SSEE Provision No. 75/18 for transmission in the extra high voltage system and the distributor-based main distribution price have remained unchanged.

As from April 2021, pursuant to SE Resolution No. 131/21 (amended by SE Resolutions No. 154/21 and 204/21), the reference price for power for the Distributor’s Large Users peak demand increases by 89% (except for public health and education organizations and agencies), reducing the gap with the actual cost and, consequently, subsidies. The remaining prices for electricity applicable to the end demand have not been modified.

On May 11, 2021, SE Resolution No. 408/21 was published, which approved the final winter seasonal reprogramming for the May 2021 – November 2021 period, keeping unchanged the reference prices current as of April 30, 2021, and the stabilized price for the high-voltage and main distribution electricity transmission service established by SSEE Provision No. 75/18.

2.1.3 Remuneration scheme for the spot market

On May 19, 2021, SE Resolution No. 440/21 provided for a 29% increase in spot generation remuneration values, and repealed the automatic adjustment mechanism established by SE Resolution No. 31/20. This increase will be applicable as from the economic transaction for February 2021, provided the generator waives/dismisses all administrative/judicial claims filed on account of the failure to apply the automatic adjustment formula provided for by SE Resolution No. 31/20 within 30 days as from its publication. If such requirement is not met within this term, the remuneration adjustment will be applicable as from the month in which the generator submits its waiver/dismissal, and the remuneration established by SE Resolution No. 31/20 for that generator will be applicable until then. The waiver includes the obligation to withdraw any claim brought by the generating agent’s shareholders on account of the failure to apply the automatic adjustment mechanism provided for by SE Resolution No. 31/20, whether in Argentina or abroad.

The Company and its subsidiaries filed the waiver/dismissal within the previously indicated 30-day period.

14

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.4 Restructuring of Federal Government’s assets in the energy sector

The Federal Government has modified the policy adopted by the previous administration regarding the restructuring of assets in the energy sector, and has abrogated DNU No. 882/17, which provided for the sale of CTEB, CT Brigadier López, CT Manuel Belgrano II, IEASA’s stake in CITELEC, the Federal Government’s stake in Central Dique; CTG, Central Puerto, CT Patagónicas, TRANSPA, Dioxitek, and the Federal Government’s rights in TMB, TSM, Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown. In the opinion of the Company’s Management, this abrogation would not affect the rights acquired by the Company under CTEB’s goodwill transfer process.

Additionally, it provided for the transfer to IEASA of TMB and TSM’s shares held by the Federal Government. Earnings received by IEASA must be invested in energy infrastructure projects.

Finally, it granted to IEASA the exploratory permits for the MLO_115 and MLO_116 offshore areas and provided for the issuance of National Treasury guarantees as collateral for the contract for the acquisition of natural gas entered into with Bolivia.

2.1.5 MATER dispatch priority

SE Resolution No. 551/21 published on June 16, 2021 modified the dispatch priority maintenance system established by Resolution No. 281/17. Overall, it replaces the granting of a security for the maintenance of the dispatch priority by the payment of a quarterly installment of US$ 500/MW until commissioning within the declared term or a maximum term of 24 months as from the priority assignment.

Additionally, it allows projects with an assigned dispatch priority but not yet commissioned to continue their execution keeping the dispatch priority, or such priority may be waived, thus releasing the transmission capacity.

The Company, as owner of the PEPE IV Wind Farm project, located in Las Armas, Province of Buenos Aires, notified its decision to waive the timely granted dispatch priority, and recovered the security it had provided. As a result, CAMMESA notified that the already initiated execution of the security was determined to be moot as it had no further claim against the Company; therefore, as of September 30, 2021, the amount of US$ 12.5 million provided for to such effect was recovered and recognized in earnings, under the item “Other operating income” of the Consolidated Condensed Interim Statement of Comprehensive Income.

15

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Natural Gas Market

2.2.1	Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On March 9, 2021 Resolution No. 169/21 was published in the BO, which awarded natural gas volumes offered under the GasAr Plan, Round II Tender. In this sense, the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, and 0.86 million m3/day to meet the winter peak demand for the years 2022 through 2024, at a price of US$ 4.68 MMbtu.

With this tender, Pampa’s injection commitment increases to 9 million m3 per day for the 2021-2024 winter periods which, compared to 2020, represents a 15% year-on-year production increase and a 28% increase in the winter period, the months with the largest gas supply needs in the country.

2.2.2	Natural Gas Export Procedure

On April 27, 2021, pursuant to SE Resolution No. 360/21, a new procedure was regulated for the authorization of natural gas exports that contemplates the firm condition and the preferential order for GasAr Plan’s awardees and abrogates the previous procedure established by SGE Resolution No. 417/19 and SHC Provision No. 284/19. Furthermore, prior to the granting of each permit, the enforcement authority will perform a comprehensive and systemic analysis safeguarding the supply to the Argentine domestic market since, once authorized on a firm basis, it may not be further reviewed.

2.3	Gas transportation

TGS’s tariff situation

The public hearing called by ENARGAS to discuss the RTT pursuant to the provisions of Executive Order No. 1,020/20 took place on March 16, 2021. In this respect, TGS, without waiving the whole of its percentage share of tariff recomposition, alternatively submitted in the hearing its tariff increase proposal, assessed at 58.6% as from April 1, 2021. This increase was assessed based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase only contemplates the funds necessary to meet its obligations as licensee.

Additionally, TGS denied and dismissed the arguments raised in the public hearing, which considered that the current natural gas transportation tariff is not fair or reasonable given the alleged existence of serious flaws in the administrative acts resulting from the proceedings for the last Comprehensive Tariff Regime established for TGS.

On April 28, 2021, ENARGAS submitted to TGS the 2021 Transitional Agreement pursuant to Executive Order No. 1,020/20, which: (i) does not grant a transitory tariff update, keeping unchanged the tariff schemes approved by ENARGAS in April 2019; (ii) provides that, as from May 2021 and until the Final Renegotiation Agreement enters into effect, ENARGAS will recalculate the transportation tariffs effective at the time, with validity as from April 1, 2022.; (iii) does not establish a mandatory investment plan; and (iv) establishes the prohibition to distribute dividends, early cancel financial and commercial debts taken on with shareholders, acquire other companies, or grant loans.

16

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On April 30, 2021 and through a note sent to this body, TGS expressed that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for TGS to enter into the 2021 Transitional Agreement Project.

Later, on June 2, 2021, ENARGAS issued Resolution No. 149/21 approving an RTT for TGS effective as from that date and under the same terms of the project timely submitted on April 28, 2021.

In July 2021, TGS filed motions for reconsideration, subsidiarity filing a hierarchical appeal, before the PEN, the National Ministry of Economy and ENARGAS according to the respective jurisdictions of each of these bodies in the passing of the regulations associated with Resolution No. 149/21, requesting the declaration of nullity of the RTT and the reinstatement of the RTI.

The challenges are based on: (i) the illegality of Executive Order No. 1,020/20, as it does not observe the delegation lines provided for by Act No. 27,541 and, as a DNU, does not meet the requirements established by the Constitution for the dictation of this regulation; (ii) the extension of the emergency period beyond that established by the Congress; (iii) the tariff renegotiation under Act No. 24,076 is not performed; (iv) the disregard for the principle of fair and reasonable tariffs, and the rights acquired by TGS under the License, the Contractual Adjustment Memorandum of Understanding and the RTI; and (v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations provided for by both the Administrative Procedures Act and the License Basic Rules.

In turn, the restrictions on the management and administration of TGS have been challenged for lacking legal justification, as the emergency declared by Act No. 27,541 only empowered the PEN to renegotiate the RTI, but not the License. The challenges and the request for reinstatement of the RTI have been filed notwithstanding TGS’s right to the payment of the compensations it is entitled to on account of the breach of the RTI as from April 2019.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has not received an answer to the filed motions, and is evaluating other measures to take to continue safeguarding its rights and thus attain a fair and reasonable tariff for the natural gas transportation segment.

2.4	Transmission

Transener and Transba’s tariff situation

On January 19, 2021, pursuant to Resolution No. 17/21 the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a RTT until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for the information necessary to begin this process was received, and Transener has complied with this requirement, prioritizing the operating costs and capital expenditures required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE convened a Public Hearing for March 29, 2021 to provide information and gather feedback on the RTT for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

17

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On April 14, 2021 the Public Hearing Closing Report was published in the BO. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the negotiations with the ENRE to reach a Renegotiation Transitional Agreement for the RTI continue under way.

Besides, on July 3, 2018 the ENRE informed of the launching of the proceeding for the determination of the remuneration to Independent Transmission Companies in the exploitation stage: TIBA (Transba), the Fourth Line (Transener), YACYLEC and LITSA. In this respect, on October 8, 2018, information on costs, investments and tariff claims corresponding to the Fourth Line and TIBA were submitted to the ENRE. As of the date of issuance of these Consolidated Condensed Interim Financial Statements., the ENRE has not issued a resolution with the results of the analysis of the requested information.

2.5	Regulations on access to the MLC

The main regulations on MLC inflows and outflows issued by the BCRA in the nine-month period ended September 30, 2021 are summarized below:

In early 2021, the BCRA issued a series of measures aiming to make regulations more flexible to encourage the exchange or financing of foreign private-sector liabilities entered and settled through the MLC and concerted as from January 7, 2021, including, among others, the following modifications: (i) it extended the term to access the MLC for the early cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) it allowed for the accumulation of funds originating from the collection of goods and services exports in foreign and/or domestic accounts set up to guarantee the payment of debts taken on as from January 2021. However, on July 10, 2021, the BCRA adopted new restrictions to access the MLC, including the following additional requirements: (i) the filing of a new affidavit stating that no exchange of securities for other foreign assets has been made within 90 calendar days before accessing the MLC, and the commitment not to make them within 90 calendar days after such access; and (ii) if the customer is a legal entity, the filing of an additional affidavit stating: (a) details of the individuals or legal entities exercising a direct control relationship over the customer, according to BCRA’s regulations; and (b) that on the day access to the MLC is requested and in the previous 90 calendar days, no local-currency funds or other liquid domestic assets have been delivered in Argentina to any individual or legal entity exercising a direct control relationship over it, except for those directly associated with regular transactions for the acquisition of goods and/or services. The requirement stated in item (ii) (b) will be deemed duly met if the customer submits an affidavit regarding transactions with securities of each of these individuals or legal entities pursuant to the current exchange regulations.

Moreover, the BCRA extended the following provisions until December 31, 2021, inclusive: (a) the need for BCRA’s prior authorization to access the MLC in the following cases: (i) the cancellation of principal of foreign financial debts with foreign affiliates, and (ii) payments for the import of goods or the cancellation of the principal of goods import debts; (b) the obligation to submit a refinancing plan for certain debts and principal maturities for amounts over US$ 2 million and scheduled until December 31, 2021, maintaining the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years.

18

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Additionally, the BCRA created a Registry of Foreign Exchange Information of Exporters and Importers of Goods as a requirement to access the MLC as from May 1, 2021 for forex outflow transactions, including swaps and arbitrations. This requirement will not apply in the case of access to the MLC for the cancellation of foreign-currency financing granted by local financial entities. Obliged subjects should enroll in this registry by March 31 each year and report any change in the recorded information within 15 business days of its occurrence. The Company has been declared an obliged subject by the BCRA and has completed its enrollment in this registry.

Finally, on October 5, 2021, the BCRA provided, among other issues, the following modifications regarding payments for the import of goods through the MLC, effective October 6 through 31, 2021: (i) the reduction from US$ 1 million to US$ 250 thousand of the maximum amount for all payments associated with the MLC goods import quota; (ii) the suspension of the exception in case of advance payments for imports of capital goods; (iii) the abrogation of the exception of sight payments for the import of goods for transactions shipped from July 1, 2020 or which, having been previously shipped, had not arrived in the country before that date; and (iv) the exclusion from the import quota calculation formula of advance payments for the import of capital goods for transactions shipped from July 1, 2020 or which, having been previously shipped, had not arrived in the country before that date.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

2.6	Tax regulations

2.6.1 Income tax rate

On June 16, 2021, Act No. 27,630 was published in the BO, which modified the income tax rate effective for fiscal years starting as from January 1, 2021 inclusive. This modification provides for the application of a tiered rate scheme and, if applicable, a fixed tax according to the accumulated net taxable income tier: (i) for accumulated net income of up to $ 5 million, it establishes a 25% rate; (ii) for accumulated net income between $ 5 and $ 50 million, it establishes a fixed tax of $1.25 million plus a 30% rate over the surplus of $ 5 million; and (iii) for accumulated net income above $ 50 million, it establishes a fixed tax of $ 14.75 million plus a 35% rate over the surplus of $50 million. The accumulated net income amount will be adjusted yearly, as from January 1, 2022, taking into consideration the annual CPI variation published by the INDEC.

The impacts of this change on the current and deferred tax have been recorded in these Consolidated Condensed Interim Financial Statements considering the effective rate expected to be applicable on the probable date of reversal of such deferred assets and liabilities.

2.6.2 Dividend tax

Pursuant to the provisions of Act No. 27,430, dividends from earnings accrued during fiscal years beginning as from January 1, 2020 would be subject to a 13% withholding. However, after the modifications introduced by Acts No. 27,541 and 27,630, the 7% withholding rate remains in effect as from December 31, 2019, with no modifications for future fiscal years.

19

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

The Argentine Securities and Exchange Commission (CNV), under Title IV: “Periodic Reporting System”- Chapter III: “Provisions applicable to the form of presentation and valuation of financial statements” - Section 1 of its Rules, has provided for the application of Technical Resolution No. 26 (TR 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended, which adopts International Financing Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities covered by the public offering regime set forth by Act No. 17811, whether on account of their capital stock or corporate bonds, or because they have requested an authorization to be covered by such regime.

These Condensed Interim Financial Statements for the nine-month period ended September 30, 2021 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on November 10, 2021.

The information included in the consolidated condensed interim financial statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2020, which have been prepared under IFRS.

These consolidated condensed interim financial statements for the nine-month period ended September 30, 2021 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the nine-month period ended September 30, 2021, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2020 and for the nine-month period ended September 30, 2020, disclosed for comparative purposes arises from the consolidated financial statements as of that date and the figures, with the exception of:

(i)	The results corresponding to the electricity distribution segment have been disclosed under “Discontinued operations” in the Consolidated Statement of Comprehensive Income on account on occasion of the sale of the 51% interest in Edenor (see Note 5.1).
(ii)	The presentation in the consolidated statement of comprehensive income of the losses from the impairment of financial assets (including the reversal of losses or profits from the value impairment, if applicable), made pursuant to IAS 1, has been calculated in accordance with the policy described in Note 4 to the Consolidated Financial Statements as of December 31, 2020.

Additionally, certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

20

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2020.

New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2021:

- Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation”, IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases” (amended in August 2020).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Sale of controlling stake in Edenor

On June 24, 2021, ENRE Resolution No. 207/21 was published in the BO, which authorized the Company to transfer all Class A common shares, representing 51% of the capital stock and votes of Edenor, to Cono Sur S.A.

On June 30, 2021, the transaction was closed after the meeting of the precedent conditions it was subject to. The Company transferred all of its Edenor’s Class A shares, as approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on February 17, 2021, and there was a change in the controlling shareholder. Moreover, the Company collected the amount of US$ 50 million, whereas, pursuant to the share purchase agreement entered into on December 28, 2020, the third milestone of the cash purchase price, in the amount of US$ 40 million and with one-year financing as from the closing date at a nominal annual fixed interest rate of 10%, is pending collection.

The transaction did not include the transfer of Class B shares and, therefore, the Company keeps a 4.1% stake in Edenor’s capital stock and voting rights, which has been classified under financial assets at fair value through profit and loss in the Consolidated Condensed Interim Statement of Financial Position.

The results for the nine-month periods ended September 30, 2021 and 2020 corresponding to the divestment of the stake in Edenor have been disclosed under "Discontinued operations" of the Consolidated Condensed Interim Statement of Comprehensive Income. As of December 31, 2020, all Edenor’s assets and liabilities have been classified as held for sale.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

	Distribution of energy
	09.30.2021	09.30.2020
Revenue	47,148	65,921
Cost of sales	(38,054)	(55,306)
Gross profit	9,094	10,615

Selling expenses	(3,482)	(4,359)
Administrative expenses	(2,532)	(3,102)
Other operating income	2,053	1,560
Other operating expenses	(1,672)	(1,248)
Impairment of property, plant and equipment	1,572	-
Impairment of financial assets	(1,057)	(3,020)
Share of profit from associates and joint ventures	-	(1)
Operating income	3,976	445

RECPAM	11,474	6,002
Finance income	22	16
Finance costs	(10,194)	(5,421)
Other financial results	784	(1,594)
Financial results, net	2,086	(997)
Income before income tax	6,062	(552)

Income tax	(13,191)	(1,213)
Loss of the period from discontinued operations	(7,129)	(1,765)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation	8,484	16,008
Items that may be reclassified to profit or loss
Exchange differences on translation	2,891	(1,605)
Other comprehensive income of the period from discontinued operations	11,375	14,403

Total comprehensive income of the period from discontinued operations	4,246	12,638

Total loss of the period from discontinued operations attributable to:
Owners of the company	(3,726)	(945)
Non - controlling interest	(3,403)	(820)
	(7,129)	(1,765)

Total comprehensive income (loss) of the period from discontinued operations attributable to:
Owners of the company	530	13,458
Non - controlling interest	3,716	(820)
	4,246	12,638

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of September 30, 2021 and 2020 is presented below:

	09.30.2021	09.30.2020

Net cash generated by operating activities	11,051	17,330
Net cash used in investing activities from discontinued operations	(15,857)	(3,455)
Net cash used in financing activities	(701)	(5,158)

(Decrease) Increase in cash and cash equivalents from discontinued operations	(5,507)	8,717

Cash and cash equivalents at the begining of the year	4,362	503
Effect of devaluation and inflation on cash and cash equivalents	1,145	(143)
(Decrease) Increase in cash and cash equivalents	(5,507)	8,717
Cash and cash equivalents at the end of the period	-	9,077

23

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	99,721
Right-of-use assets	280
Investments in joint ventures and associates	11
Financial assets at amortized cost	239
Trade and other receivables	42
Total non-current assets	100,293

CURRENT ASSETS
Inventories	1,873
Financial assets at amortized cost	78
Financial assets at fair value through profit and loss	2,222
Trade and other receivables	14,775
Cash and cash equivalents	4,362
Total current assets	23,310
Assets classified as held for sale	123,603

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	2,431
Deferred revenue	1,471
Deferred tax liabilities	23,709
Defined benefit plans	749
Salaries and social security payable	303
Borrowings	8,261
Trade and other payables	6,806
Total non-current liabilities	43,730

CURRENT LIABILITIES
Provisions	358
Deferred revenue	37
Taxes payables	1,793
Defined benefit plans	84
Salaries and social security payable	3,734
Derivative financial instruments	1
Borrowings	143
Trade and other payables	36,018
Total current liabilities	42,168
Liabilities associated to assets classified as held for sale	85,898

24

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			09.30.2021	12.31.2020
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U	Argentina	Generation	100.00%	100.00%
Edenor (1)	Argentina	Distribution of energy	-	57.12%
Enecor S.A.	Argentina	Transportation of electricity	70.00%	70.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%
Pampa Ecuador LTD (2)	Ecuador	Investment	100.00%	-
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod	Venezuela	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%

(1)	Corresponds to effective interest considering treasury shares in Edenor’s effect. As of December 31, 2020, this stake in Edenor is disclosed under assets classified as held for sale (See Note 5.1).
(2)	See Note 5.2.4.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	06.30.2021	92	(537)	5,836	28.50%
OCP	Investment	09.30.2021	9,919	822	13,580	30.06%
TGS (1)	Transport of gas	09.30.2021	753	12,863	103,292	3.185%

Joint ventures
CIESA (1)	Investment	09.30.2021	639	6,544	52,751	50.00%
Citelec (2)	Investment	09.30.2021	556	(514)	19,194	50.00%
CTB	Generation	09.30.2021	8,558	6,291	41,795	50.00%
Greenwind	Generation	09.30.2021	5	(330)	(997)	50.00%

(1) The Company holds a 3.185% direct and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS

As of September 30, 2021 the quotation of TGS´s ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 192 and U$S 4.93 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 44.1 million.

(2) Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

26

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures is as follows:

	09.30.2021	12.31.2020
Disclosed in non-current assets
Associates
Refinor	2,079	1,626
OCP	2,715	195
TGS	4,500	2,076
Other	1	-
Total associates	9,295	3,897
Joint ventures
CIESA	30,711	20,138
Citelec	9,597	7,195
CTB	20,897	14,999
Total joint ventures	61,205	42,332
Total associates and joint ventures	70,500	46,229
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(378)	(161)
Total joint ventures	(378)	(161)

(1)	It receives financial assistance from the partners.

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2021	09.30.2020
Associates
Refinor	(173)	(164)
OCP	2,018	(306)
TGS	421	122
Total associates	2,266	(348)

Joint ventures
CIESA	3,146	1,695
CTB	3,145	2,467
Citelec	(257)	846
Greenwind	(169)	150
Total joint ventures	5,865	5,158
Total associates and joint ventures	8,131	4,810

27

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	09.30.2021	09.30.2020
At the beginning of the year	46,068	30,373
Dividend reversal	1,645	-
Dividends	(1,949)	(1,274)
Increases (1)	1,439	190
Share of profit	8,131	4,810
Exchange differences on translation	14,788	7,518
At the end of the period	70,122	41,617

(1)	Corresponding to the acquisition of 100,000 shares and 2,149,608 ADRs of TGS at an acquisition cost of US$ 10.8 million and 635,380 ADRs at an acquisition cost of US$ 3 million during the nine-month periods ended September 30, 2021 and 2020, respectively. Additionally, as of September 30, 2021, it includes the additional purchase of a 14.15% interest in OCP through the acquisition of Pampa Ecuador LTD for an amount of $ 485.2 million, equivalent to US$ 5 million (see Note 5.2.4).
5.2.3	Investment in CTB

Financial Trust Agreement

On April 13, 2021, the ninth amendment to the Enarsa-Barragán Trust Agreement was entered into among CTB, in its capacity as trustor, BICE Fideicomisos S.A., in its capacity as trustee, and CAMMESA, in its capacity as assigned debtor, in order to include the new payment schedule effective as from the partial early redemption of the VRDs issued under the Enarsa-Barragán Financial Trust for a total amount of US$ 130 million executed on October 16, 2020.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the total outstanding VRDs (amortization installments plus deferred interest, pursuant to the definition of these terms in the Trust Agreement) amount to US$ 93.7 million.

Syndicated loan

As of September 30, 2021, CTB has repaid at maturity the amount of US$ 62.4 million of the syndicated loan. As of the date hereof, CTB has paid an additional amount of US$ 4 million.

Issuance of Corporate Bonds

On June 4, 2021, CTB issued: (i) Class 1 Corporate Bonds for a total amount of US$ 27.3 million, accruing interest at an annual fixed rate of 4% and maturing on June 4, 2023; and (ii) Class 2 Corporate Bonds for a total amount of 37,504,954 units of purchasing power (“UVAs”), adjustable by the Reference Stabilization Coefficient (CER), equivalent to $2,928 million, accruing interest at a fixed 4% rate and maturing on June 4, 2024.

Later, on August 18, 2021, CTB reopened (i) Class 1 Corporate Bonds for a total amount of US$ 15.6 million at an issue price of 101.7050%; and (ii) Class 2 Corporate Bonds for a total amount of 27.9 million UVAs at an initial value of $84.76 per UVA at an issue price of 100.82%.

28

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 5: (Continuación)

Class 1 and Class 2 Corporate Bonds are secured by a personal guarantee subject to a condition precedent and subsequent granted by YPF and Pampa.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, CTB is in compliance with all the covenants under the CBs, which are the customary ones for this kind of issuances.

Closing to combined cycle project

CTB is moving forward with the execution of the works associated with the closing to combined cycle commitment to increase the installed capacity from 567 MW to 847 MW, with a total investment estimated at US$ 212,7 million.

It is worth highlighting that the Argentine Government’s measures to contain the spread of COVID-19 have affected the works execution progress, delaying the originally planned term for commissioning and generating several instances of review in the schedule and the scope of the tasks necessary to complete the works, with the resulting increase in associated costs. The term and cost of the works may be affected again in the future as a result of the measures that may be imposed regarding the evolution of the country’s health situation.

Impairment in the value of non-financial assets

In the second quarter of 2021, the remuneration scheme for the energy sold in the spot market was modified by SE Resolution No. 440/21 published on May 19, 2021 (see Note 2.1), which impacted on the future income to be collected by CTB after the termination, in the year 2022, of the supply agreement with CAMMESA remunerating the units that are part of the open cycle. Additionally, the progress of works for CTB’s closing to combined cycle was affected, in 2020 and 2021, by the measures implemented to contain the spread of COVID-19, delaying the scheduled term for commissioning and increasing the costs associated with the completion of the project.

In view of these indications, CTB updated, as of June 30, 2021, the estimation of the recoverable amount determined as of December 31, 2020.

The projections used by CTB in the calculation of the recoverable amount as of June 30, 2021 take into consideration 2 scenarios that weigh: i) the entry into effect of the new supply agreement with CAMMESA for the closed cycle; ii) the price restructuring for the spot energy, which is adjusted for inflation on an annual basis; iii) the regularization of the financing term granted to CAMMESA in 2022/2023, after reaching an average term of 100 days; and iv) a 10.3% WACC rate after taxes.

29

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 5: (Continuación)

CTB has not recorded any impairment losses as a result of the performed recoverability assessment. As of September 30, 2021, CTB has identified no additional indications which may impact the assumptions taken into consideration in the above-mentioned assessment.

5.2.4	Investment in OCP

Acquisition of shares

On August 12, 2021, the Company, through its subsidiary PEB, executed an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Ltd.) for US$ 5 million. Pampa Ecuador Ltd. holds a 14.15 % equity interest in OCP Ltd.

The closing of the transaction involved the recognition of profits for US$ 17 million under IAS 28. The following table details the consideration, the fair value of the acquired assets, and the profit recorded by the Company as of August 12, 2021:

En milion of US$

Acquisition cost	(5.0)
Total consideration	(5.0)

Interest in the fair value of OCP’s identifiable assets and liabilities	12.7
OCP dividends receivable	9.5
Total fair value	22.2

Profit(1)	17.2

(1) Disclosed under “Share of profit from associates and joint ventures.”

On the other hand, PEB recorded a US$ 1.6 million reversal in the impairment loss disclosed for the 15.91% equity interest in OCP (before the acquisition of the additional 14.15% indirect interest) in connection with the present value of future cash flows expected to be obtained through the collection of dividends considering the concession term, which extends until 2023, and a 15.09% discount rate.

Contingent liabilities

The constitutional protection proceeding brought against OCP by several organizations and natural persons alleging the infringement of several constitutional rights upon the occurrence of the Force Majeure event in 2020 was denied in the second instance by Orellana’s Provincial Court of Justice. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the plaintiffs have filed a constitutional protection proceeding, which has been admitted to be heard by the Constitutional Court.

30

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 5: (Continuación)

5.2.5	Investment in Citelec

Service outage in the Argentine Electricity Grid (“SADI”)

The total outage in the SADI service, which took place on June 16, 2019, had an impact in 2020 on the amount of both penalties, which were increased, and awards, which were reduced, pursuant to the Additional Service Quality and Penalties Regime established by Resolutions No. 552/16 and No. 580/16.

As a result of this event, Transener set up a provision in the amount of $ 6.6 million plus interest. On May 14, 2021, the ENRE, pursuant to Resolution No. 121/21, imposed a penalty on Transener for the previously described event, which does not significantly differ from the provision held by Transener under liabilities.

Moreover, the ENRE filed new charges against Transener on account of its liability for alleged breaches in this event. Transener rejected the charges alleging the illegality and irrationality of the filing of a new summary proceeding after the termination of the proceeding that imposed the applicable penalties. If this proceeding is resolved unfavorably for Transener, any penalty or other monetary fine may have an adverse impact on its results. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, there is uncertainty on the possible imposition of a penalty and its amount.

Financial loans

In the month of July, 2021, Transener signed a loan agreement with Banco de la Nación Argentina in the amount of $ 1,000 million, for a term of three years and at a BADLAR rate +8%, with the principal being amortized in monthly consecutive installments using the German system payable from August 2021, and which will be destined to working capital. In this respect, it is worth highlighting that, according to what has been timely requested by the bank, while the loan remains outstanding, Transener’s Board of Directors has committed not to make any proposal to the Shareholders’ Meeting regarding the release of Transener’s reserves for their distribution as dividends to shareholders or, in case there are negative results affecting reserves and while the loan remains outstanding, not to propose the distribution of earnings until reserves have been replenished up to current levels.

5.3	Corporate reorganizations

Regarding the mergers approved by the Company in 2020 between Pampa, as absorbing company, and (i) CPB; (ii) PACOGEN and PHA; and (iii) PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP, as absorbed companies, in the third quarter of 2021 the CNV issued several resolutions granting its administrative consent.

These mergers are pending registration with the Public Registry, which operations were affected by the impediments inherent in the COVID-19 pandemic.

31

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 6: RISKS

6.1     Critical accounting estimates and judgments

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2020 , except for the following information:

6.1.1 Impairment in the value of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances which may indicate that its non-financial assets’ book value may not be recoverable, or the possible reversal of losses from the impairment of non-financial assets.

In the Power Generation segment, revenues from the energy sold in the spot market were modified by SE Resolution No. 440/21, which provided for a 29% increase in the remuneration applicable as from February 1, 2021 for generators, as the Company and its subsidiaries, meeting the established requirements, and repealed the application of the automatic adjustment mechanism established by SE Resolution No. 31/20 (see Note 2.1.3).

It is worth highlighting that the most significant share of revenues in the Power Generation segment comes from energy remunerated under a differential scheme (that is, supply agreements with large users in the MATER, Energía Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulations.

In view of the above-mentioned indications, the Company has updated, as of June 30, 2021, its estimates on the recoverable amount of the CGUs making up the Power Generation segment assessed as of December 31, 2020.

The methodology used in the estimation of the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be derived from the CGU, discounted with a rate reflecting the weighted average cost of the capital employed.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for energy sold in the spot market; (ii) projections of availability and dispatch by the power plants; (iii) costs evolution; and (iv) macroeconomic variables, such as inflation and exchange rates, etc.

32

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The projections used in the calculation of the recoverable amount of the CGUs of the Power Generation segment as of September 30, 2021 take into consideration 2 scenarios that weigh: i) the annual price update, ranging between 80% and 100% compared to the annual inflation; ii) the regularization of the financing term granted to CAMMESA in 2022/2023, after reaching an average term of 100 days; and iii) a 10.3% WACC rate after taxes.

Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the increases in the prices of energy, and/or ii) the date of regularization of the financing term granted to CAMMESA. Even though this variation has been taken into consideration when weighing the scenarios, the Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

As of June 30, 2021, the value of the assets in the Power Generation segment does not exceed its recoverable amount, with the exception of the Diamante hydroelectric power plant, which assessment of recoverability resulted in the recognition of impairment losses in the amount of $ 172 million (US$ 1.8 million). As of September 30, 2021, the Company has identified no additional indications which may impact the assumptions taken into consideration in the above-mentioned assessment.

6.2     Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

33

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which mainly participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments were identified:

Electricity Generation, mainly consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through Central Térmica Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, EcoEnergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and the wind power park Pampa Energía II and III.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of September 30, 2021 and 2020, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations

Oil and Gas, mainly consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly in OCP.

Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associate Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net results in U.S. dollars.

34

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	501	-	240	346	15	-	1,102	103,740
Intersegment revenue	-	-	94	-	-	(94)	-	-
Cost of sales	(266)	-	(200)	(294)	-	94	(666)	(62,652)
Gross profit	235	-	134	52	15	-	436	41,088

Selling expenses	(1)	-	(8)	(9)	-	-	(18)	(1,752)
Administrative expenses	(21)	-	(32)	(3)	(11)	-	(67)	(6,301)
Exploration expenses	-	-	-	-	-	-	-	(50)
Other operating income	36	-	52	1	3	-	92	8,864
Other operating expenses	(4)	-	(26)	(2)	(18)	-	(50)	(4,623)
Impairment of intangible assets	(2)	-	-	-	-	-	(2)	(172)
Impairment of financial assets	-	-	(1)	-	(2)	-	(3)	(229)
Share of profit from associates and joint ventures	32	-	22	-	31	-	85	8,131
Operating income	275	-	141	39	18	-	473	44,956

Finance income	3	-	2	-	2	-	7	619
Finance costs	(32)	-	(86)	(2)	(31)	-	(151)	(14,128)
Other financial results	13	-	(6)	(2)	24	-	29	2,813
Financial results, net	(16)	-	(90)	(4)	(5)	-	(115)	(10,696)
Profit before income tax	259	-	51	35	13	-	358	34,260

Income tax	(70)	-	(2)	(11)	-	-	(83)	(7,786)
Profit for the period from continuing operations	189	-	49	24	13	-	275	26,474
Loss for the period from discontinued operations	-	(75)	-	-	-	-	(75)	(7,129)
Profit (loss) for the period	189	(75)	49	24	13	-	200	19,345

Depreciation and amortization	66	-	79	2	-	-	147	13,879

35

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	187	(39)	49	24	13	-	234	22,577
Non - controlling interest	2	(36)	-	-	-	-	(34)	(3,232)

Consolidated statement of financial position as of September 30, 2021
Assets	1,703	-	1,152	169	892	(151)	3,765	371,610
Liabilities	507	-	1,277	164	240	(150)	2,038	201,146

Additional consolidated information as of September 30, 2021
Increases in property, plant and equipment, intangibles assets and right-of-use assets	7	-	144	5	6	-	162	15,247

36

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	409	-	181	180	17	-	787	53,669
Intersegment revenue	-	-	45	-	-	(45)	-	-
Cost of sales	(181)	-	(185)	(161)	-	45	(482)	(32,369)
Gross profit	228	-	41	19	17	-	305	21,300

Selling expenses	(1)	-	(13)	(6)	-	-	(20)	(1,356)
Administrative expenses	(22)	-	(32)	(3)	(14)	-	(71)	(4,848)
Exploration expenses	-	-	-	-	-	-	-	(21)
Other operating income	25	-	6	1	5	-	37	2,506
Other operating expenses	(5)	-	(11)	(4)	(6)	-	(26)	(1,781)
Impairment of property, plant and equipment, intangible assets and inventories	(56)	-	-	(11)	-	-	(67)	(4,316)
Impairment of financial assets	-	-	(13)	1	(1)	-	(13)	(851)
Share of profit (loss) from joint ventures and associates	37	-	(4)	-	33	-	66	4,810
Operating income (loss)	206	-	(26)	(3)	34	-	211	15,443

Finance income	3	-	5	-	1	(1)	8	529
Finance costs	(42)	-	(82)	(2)	(2)	1	(127)	(8,598)
Other financial results	(1)	-	21	6	22	-	48	3,353
Financial results, net	(40)	-	(56)	4	21	-	(71)	(4,716)
Profit (loss) before income tax	166	-	(82)	1	55	-	140	10,727

Income tax	(41)	-	23	-	(16)	-	(34)	(2,731)
Profit (loss) for the period from continuing operations	125	-	(59)	1	39	-	106	7,996
Loss for the period from discontinued operations	-	(23)	-	-	-	-	(23)	(1,765)
Profit (loss) for the period	125	(23)	(59)	1	39	-	83	6,231

Depreciation and amortization	69	62	83	1	-	-	215	14,844

37

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	127	(12)	(59)	1	39	-	96	7,156
Non - controlling interest	(2)	(11)	-	-	-	-	(13)	(925)

Consolidated statement of financial position as of December 31,2020
Assets	1,587	1,550	1,073	103	1,334	(102)	5,545	411,528
Liabilities	618	1,133	1,256	118	174	(102)	3,197	262,650

Additional consolidated information as of September 30, 2020
Increases in property, plant and equipment	52	95	34	1	1	-	183	13,001

38

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2021	09.30.2020

Energy sales to the Spot Market	11,300	9,777
Energy sales by supply contracts	27,446	15,666
Fuel self-supply	7,904	2,520
Other sales	338	128
Generation sales subtotal	46,988	28,091

Oil, gas and liquid sales	22,184	11,665
Other sales	608	577
Oil and gas sales subtotal	22,792	12,242

Petrochemicals products	32,535	12,186
Petrochemicals sales subtotal	32,535	12,186

Technical assistance services and administartion sales	1,404	1,131
Other	21	19
Holding and others subtotal	1,425	1,150
Total revenue	103,740	53,669

39

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2021	09.30.2020
Inventories at the beginning of the year	9,766	9,175

Plus: Charges for the period
Purchases of inventories, energy and gas	28,722	8,275
Salaries and social security charges	3,943	2,523
Benefits to employees	837	530
Accrual of defined benefit plans	320	178
Works contracts, fees and compensation for services	3,963	2,807
Depreciation of property, plant and equipment	13,157	9,747
Intangible assets amortization	58	249
Right-of-use assets amortization	302	61
Transport of energy	456	239
Transportation and freights	1,604	986
Consumption of materials	1,515	749
Penalties	97	26
Maintenance	3,348	1,135
Canons and royalties	4,559	2,166
Environmental control	272	228
Rental and insurance	1,710	1,107
Surveillance and security	190	319
Taxes, rates and contributions	266	142
Other	196	(104)
Subtotal	65,515	31,363

Exchange differences on translation	1,546	2,075

Less: Inventories at the end of the period	(14,175)	(10,244)
Total cost of sales	62,652	32,369

40

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1	SELLING EXPENSES

	09.30.2021	09.30.2020
Salaries and social security charges	216	162
Benefits to employees	19	16
Fees and compensation for services	227	120
Compensation agreements	-	32
Depreciation of property, plant and equipment	2	2
Taxes, rates and contributions	770	420
Communications	1	-
Transport	464	553
Other	53	51
Total selling expenses	1,752	1,356

10.2	ADMINISTRATIVE EXPENSES

	09.30.2021	09.30.2020
Salaries and social security charges	2,248	1,625
Benefits to employees	318	224
Accrual of defined benefit plans	519	382
Fees and compensation for services	2,003	1,414
Compensation agreements	(33)	71
Directors' and Syndicates' fees	372	416
Depreciation of property, plant and equipment	360	263
Consumption of materials	23	18
Maintenance	108	75
Transport and per diem	34	31
Rental and insurance	50	31
Surveillance and security	29	28
Taxes, rates and contributions	102	108
Communications	80	70
Other	88	92
Total administrative expenses	6,301	4,848

41

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3	EXPLORATION EXPENSES

	09.30.2021	09.30.2020
Geological and geophysical expenses	18	21
Decrease in unproductive wells	32	-
Total exploration expenses	50	21

10.4	OTHER OPERATING INCOME AND EXPENSES

	09.30.2021	09.30.2020
Other operating income
Insurrance recovery	270	31
Services to third parties	113	268
Profit for property, plant and equipment sale	88	6
Result from the sale of intangible assets	146	-
Dividends received	13	69
Reversal of contingencies	1,198	76
Contractual penalty	-	481
Commercial interests	2,160	1,488
Argentine Natural Gas Production Promotion Plan	4,545	-
Other	331	87
Total other operating income	8,864	2,506

Other operating expenses
Provision for contingencies	(1,326)	(219)
Provision asset retirement obligation	(1,489)	-
Decrease in property, plant and equipment	-	(57)
Allowance for other credits	(38)	(4)
Tax on bank transactions	(838)	(567)
Donations and contributions	(129)	(138)
Institutional promotion	(183)	(119)
Royalties of Argentine Natural Gas Production Promotion Plan	(384)	-
Other	(236)	(677)
Total other operating expenses	(4,623)	(1,781)

42

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5	FINANCIAL RESULTS

	Note	09.30.2021	09.30.2020
Finance income
Financial interest		33	80
Other interest		586	449
Total finance income		619	529

Finance cost
Financial interest (1)		(10,160)	(7,954)
Commercial interest		(22)	(27)
Fiscal interest		(3,291)	(151)
Other interest		(222)	(135)
Banking charges and other financial expenses		(433)	(331)
Total financial expenses		(14,128)	(8,598)

Other financial results
Foreign currency exchange difference, net		1,087	837
Changes in the fair value of financial instruments		1,741	162
Gains (losses) from present value measurement		13	(83)
Results for the repurchase of corporate bonds		-	2,420
Other financial results		(28)	17
Total other financial results		2,813	3,353

Total financial results, net		(10,696)	(4,716)

(1) Net of $ 633 million capitalized in property, plant and equipment for the nine-month period ended September 30, 2020.

43

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6	INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The breakdown of income tax charge is:

	09.30.2021	09.30.2020
Current tax	1,235	2,126
Deferred tax	6,533	660
Difference in the estimate of previous fiscal year income tax and the income tax statement	18	(55)
Total loss income tax	7,786	2,731

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	09.30.2021	09.30.2020
Profit before income tax	34,260	10,727
Current tax rate	35%	30%
Result at the tax rate	11,991	3,218
Share of profit of associates and joint ventures	(2,846)	(1,446)
Non-taxable results	(17)	(306)
Effects of exchange differences and other results associated with the valuation of the currency, net	5,741	4,110
Effects of valuation of property, plant and equipment and intangible assets	(18,541)	(6,935)
Effect of tax rate change in deferred tax	(550)	775
Adjustment effect for tax inflation	11,651	3,620
Difference in the estimate of previous fiscal year income tax and the income tax statement	77	(404)
Non-deductible cost	271	93
Other	9	6
Total loss income tax	7,786	2,731

44

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Increases (1)	Impairment	Transfers	Decreases	Traslation effect	At the end

Land	1,108	-	-	-	-	192	1,300
Buildings	11,546	-	-	200	-	2,005	13,751
Equipment and machinery	114,597	418	-	4,407	-	20,190	139,612
Wells	64,301	540	-	6,250	(32)	11,415	82,474
Mining property	21,267	-	-	-	-	3,688	24,955
Vehicles	450	32	-	3	(11)	74	548
Furniture and fixtures and software equipment	4,400	38	-	158	(27)	762	5,331
Communication equipments	104	-	-	-	(1)	18	121
Materials, spare parts and tools	2,572	1,209	-	(1,654)	-	706	2,833
Petrochemical industrial complex	1,433	3	-	153	-	254	1,843
Work in progress	11,095	10,279	-	(8,735)	-	1,719	14,358
Advances to suppliers	1,343	1,665	-	(782)	-	310	2,536
Other goods	210	-	-	-	-	36	246
Total at 09.30.2021	234,426	14,184	-	-	(71)	41,369	289,908
Total at 09.30.2020	313,337	13,001	(5,550)	-	(408)	78,808	399,188

(1) Net of $ 633 million capitalized in property, plant and equipment for the nine-month period ended September 30, 2020. There are no capitalized financial costs in the nine-month period ended September 30, 2021.

45

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Impairment	For the period (1)	Traslation effect	At the end	At the end	At 12.31.2020

Land	-	-	-	-	-	-	1,300	1,108
Buildings	(5,103)	-	-	(509)	(913)	(6,525)	7,226	6,443
Equipment and machinery	(36,672)	-	-	(6,820)	(6,742)	(50,234)	89,378	77,925
Wells	(38,705)	-	-	(4,736)	(6,952)	(50,393)	32,081	25,596
Mining property	(13,522)	-	-	(942)	(2,397)	(16,861)	8,094	7,745
Vehicles	(346)	10	-	(49)	(58)	(443)	105	104
Furniture and fixtures and software equipment	(3,718)	27	-	(253)	(649)	(4,593)	738	682
Communication equipments	(61)	1	-	(9)	(11)	(80)	41	43
Materials, spare parts and tools	(87)	-	-	(15)	(16)	(118)	2,715	2,485
Petrochemical industrial complex	(690)	-	-	(178)	(131)	(999)	844	743
Work in progress	-	-	-	-	-	-	14,358	11,095
Advances to suppliers	-	-	-	-	-	-	2,536	1,343
Other goods	(77)	-	-	(8)	(14)	(99)	147	133
Total at 09.30.2021	(98,981)	38	-	(13,519)	(17,883)	(130,345)	159,563
Total at 09.30.2020	(103,281)	255	2,326	(14,463)	(27,197)	(142,360)	256,828
Total at 12.31.2020								135,445

(1)	Includes $ 4.451 million corresponding to discontinued operations for the nine-month period for September 30, 2020.

46

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2	INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Increase	Decrease	Impairment (1)
					Traslate effect	At the end

Concession agreements	1,608	-	-	(1,589)	228	247
Goodwill	2,912	-	-	-	506	3,418
Intangibles identified in acquisitions of companies	587	-	-	-	102	689
Other	-	359	(370)	-	11	-
Total at 09.30.2021	5,107	359	(370)	(1,589)	847	4,354
Total at 09.30.2020	18,619	-	-	(2,784)	4,289	20,124

	Depreciation
Type of good	At the beginning
		Impairment (1)	For the period (2)	Traslate effect	At the end

Concession agreements	(1,407)	1,417	(31)	(202)	(223)
Intangibles identified in acquisitions of companies	(245)	-	(27)	(45)	(317)
Total at 09.30.2021	(1,652)	1,417	(58)	(247)	(540)
Total at 09.30.2020	(9,551)	2,398	(320)	(2,157)	(9,630)

	Net book values
Type of good	At the end	At 12.31.2020

Concession agreements	24	201
Goodwill	3,418	2,912
Intangibles identified in acquisitions of companies	372	342
Total at 09.30.2021	3,814
Total at 09.30.2020	10,494
Total at 12.31.2020		3,455

(1)	Considering the assumptions detailed in Note 6.1.1, the assessment of recoverability for the Diamante hydroelectric power plant in the Power Generation segment, with income generated in the spot market, resulted in the recognition of impairment losses for $ 172 million during 2021.

(2)	Includes $ 71 million corresponding to discontinued operations for the nine-month period for September 30, 2020.

47

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3	DEFERRED TAX ASSETS AND LIABILITIES AND INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2021	12.31.2020
Tax loss carryforwards	995	10,609
Property, plant and equipment	7,088	-
Intangible assets	5	260
Trade and other receivables	528	519
Cash and cash equivalents	-	2
Provisions	4,588	2,373
Salaries and social security payable	-	270
Defined benefit plans	838	442
Taxes payables	681	-
Trade and other payables	-	217
Adjustment for tax inflation	-	288
Other	5	109
Deferred tax asset	14,728	15,089
Property, plant and equipment	(18)	(1,291)
Intangible assets	(1,298)	(917)
Investments in companies	(1,037)	(2,155)
Inventory	(916)	(478)
Financial assets at fair value through profit and loss	(916)	(340)
Trade and other receivables	(3,472)	(559)
Salaries and social security payable	(76)	-
Taxes payables	-	(229)
Adjustment for tax inflation	(121)	(131)
Deferred tax liabilities	(7,854)	(6,100)
Deferred tax asset, net	6,874	8,989

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	09.30.2021	12.31.2020
Deferred tax asset	6,874	9,082
Deferred tax liabilities	-	(93)
Deferred tax liabilities, net	6,874	8,989

48

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4	INVENTORIES

	09.30.2021	12.31.2020
Current
Materials and spare parts	8,418	6,656
Advances to suppliers	296	261
In process and finished products	5,461	2,849
Total	14,175	9,766

11.5	PROVISIONS

	09.30.2021	12.31.2020
Non-Current
Provisions for contingencies	10,264	7,608
Asset retirement obligation and dismantling of wind turbines	2,063	1,621
Environmental remediation	1,511	67
Other provisions	83	30
Total Non-Current	13,921	9,326

Current
Provisions for contingencies	-	1,052
Asset retirement obligation and dismantling of wind turbines	208	177
Environmental remediation	336	149
Other provisions	2	1
Total Current	546	1,379

49

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2021
	Contingencies	Asset retirement obligation and dismantling of wind turbines	Environmental remediation

At the beginning of the year	8,660	1,798	216
Increases	1,380	152	1,508
Decreases	(34)	-	(4)
Exchange differences on translation	1,456	321	127
Reversal of unused amounts	(1,198)	-	-
At the end of the period	10,264	2,271	1,847

Provision for contingencies

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has recorded provisions at the best estimate of the disbursements necessary to meet the claims associated with the progress of the procedural stages of the following proceedings:

(i)	On April 30, 2021, Petrobras Operaciones S.A. (“POSA”) filed its claim memorial in the international arbitration proceeding brought by POSA against the Company for alleged breaches to the Agreement for the transfer of the 33.6% interest in the “Río Neuquén” Concession. On September 15, 2021, the Company submitted its answer to the complaint and counterclaim.

(i)	On April 29, 2021, the Company submitted its claim memorial and Petrobras International Braspetro B.V. (“PIB BV”) filed its counter-memorial in the international arbitration proceeding brought by the Company against PIB BV, and the counterclaim filed by the latter. On July 7, 2021, the Company submitted its answer to the counterclaim, whereas PIB BV filed its answer to the complaint.

Provision for environmental remediation expenses

The Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively.

The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. Even though the province answered the complaint in the month of March, the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits.

50

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, regarding these claims and based on the progress of the ongoing negotiations, the Company has recorded provisions for the estimate of the remediation work costs to be incurred in these blocks.

	09.30.2020
	Contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	8,379	1,327	139
Increases	692	107	37
Decreases	(65)	-	(5)
Exchange differences on translation	1,532	373	35
Reversal of unused amounts	(200)	-	-
RECPAM	(7)	-	-
At the end of the period	10,331	1,807	206

11.6	INCOME TAX AND MINIMUM PRESUMED INCOME TAX PROVISION

	09.30.2021	12.31.2020
Non-current
Income tax	15,956	11,004
Minimum presumid income tax	2,899	-
Total non-current	18,855	11,004

Current
Income tax, net of witholdings and advances	498	897
Total current	498	897

Minimum Presumed Income Tax liabilities

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum presumed income tax for the fiscal years 2011-2018 based on Supreme Court’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the Court declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

However, on August 26, 2021, the Supreme Court dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

51

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Given the Supreme Court’s current position, the Company and its subsidiaries have recorded, for periods disclosing tax losses and accounting profits, $2,899 million liabilities for the Minimum Presumed Income Tax plus the applicable interest, also considering that this tax is computable as an income tax advance payment.

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	FINANCIAL ASSETS AT AMORTIZED COST

	09.30.2021	12.31.2020
Non-current
Term deposit	9,906	8,428
Total non-current	9,906	8,428

Current
Public securities (1)	-	2,062
Total current	-	2,062

(1)	Public securities were received pursuant to the mechanism set forth by Resolution SGE No. 54/19 for the settlement of receivables under the Natural Gas Surplus Injection Promotion Programs.

12.2	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	09.30.2021	12.31.2020
Non-current
Shares	4,780	942
Total non-current	4,780	942

Current
Government securities	22,135	17,223
Shares	6,179	2,442
Investment funds	4,626	7,717
Total current	32,940	27,382

52

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.3	TRADE AND OTHER RECEIVABLES

	Note	09.30.2021	12.31.2020
Non-Current
Other		5	4
Trade receivables, net		5	4

Non-Current
Related parties	16	2,438	2,413
Tax credits		58	453
Prepaid expenses		77	38
Financial credits		-	709
Allowance for tax credits		-	(5)
Other		21	19
Other receivables, net		2,594	3,627

Total non-current		2,599	3,631

53

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2021	12.31.2020
Current
Receivables from MAT		2,180	1,242
CAMMESA		13,101	14,941
Receivables from oil and gas sales		10,481	1,974
Receivables from petrochemistry sales		7,030	3,303
Related parties	16	684	298
Other		336	329
Allowance for doubtful accounts		(1,101)	(1,352)
Trade receivables, net		32,711	20,735

Current
Related parties	16	3,645	3,474
Tax credits		346	405
Receivables for complementary activities		154	449
Prepaid expenses		837	304
Financial credit		957	926
Guarantee deposits		322	221
Contractual penalty to collect		-	284
Insurance to recover		189	520
Expenses to be recovered		1,789	720
Credits for the sale of subsidiary		4,051	-
Argentine Natural Gas Production Promotion Plan		2,429	-
Other		430	649
Allowance for doubtful accounts and other receivables		(20)	(9)
Other receivables, net		15,129	7,943

Total current		47,840	28,678

54

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the allowance for the impairment of trade receivables are as follows:

	Note	09.30.2021	09.30.2020
At the beginning	4.1	1,352	2,000
Allowance for impairment (1)		91	3,919
Utilizations		-	(488)
Reversal of unused amounts		(402)	(129)
Exchange differences on translation		60	85
RECPAM		-	(173)
At the end of the period		1,101	5,214

(1)	Includes $ 1,925 million corresponding to discontinued operations for the nine-month period for September 30, 2020.

The movements in the allowance for the impairment of financial assets and other receivables are as follows:

	Note	09.30.2021	09.30.2020
At the beginning	4.1	14	310
Allowance for impairment (1)		18	140
Reversal of unused amounts		(13)	(130)
Exchange differences on translation		1	69
RECPAM		-	3
At the end of the period		20	392

(1)	Including $ 45 million corresponding to discontinued operations for the nine-month period ended September 30, 2020.

12.4	CASH AND CASH EQUIVALENTS

	09.30.2021	12.31.2020
Cash	16	13
Banks	5,631	5,869
Investment funds	11,470	6,018
Total	17,117	11,900

55

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	BORROWINGS

	09.30.2021	12.31.2020
Non-Current
Financial borrowings	6,130	6,285
Corporate bonds	128,434	109,143
Total Non-Current	134,564	115,428

Current
Bank overdrafts	510	3,059
Financial borrowings	2,987	7,436
Corporate bonds	2,544	9,882
Total Current	6,041	20,377
Total	140,605	135,805

As of September 30, 2021 and December 31, 2020 the fair value of the Company’s CBs amount approximately to $ 127,220 million and $ 110,193 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CBs at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The remaining long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in their loans contracts.

56

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the nine-month periods ended September 30, 2021 and 2020 are disclosed below.

	Note	09.30.2021	12.31.2020
At the beginning of the year		135,805	116,603
Proceeds from borrowings		4,766	18,379
Payment of borrowings		(18,800)	(15,711)
Accrued interest		10,159	8,682
Payment of interests		(11,581)	(10,297)
Foreign currency exchange difference		(1,742)	(345)
Results for the repurchase of corporate bonds		-	(2,794)
Costs capitalized in property, plant and equipment	11.1	-	633
Cancellation through dividend compensation			(840)
Gain on monetary position, net		-	1,078
Repurchase and redemption of corporate bonds		(313)	(9,875)
Conversion deifferences		22,311	25,681
At the end of the period		140,605	131,194

Corporate Bonds

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a new global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares, to renew the current program expiring next December 29, 2021.

Moreover, on August 27, 2021, the Company repaid at maturity Class 6 CBs for $ 6,355 million.

Loans and other financial transactions

During the nine-month period ended September 30, 2021, the Company canceled short-term financing with local financial entities, net of borrowings, for $ 8,793 million. Additionally, the Company repaid at maturity the principal installment for the credit facility sponsored by FINNVERA in the amount of US$ 3.9 million.

During the nine-month period ended September 30, 2021, the Company has received disbursements in the amount of US$ 26.8 million under the credit facilities taken out with BNP.

57

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

Subsequent to period end, the Company repaid at maturity $500 million for banking debt held with domestic financial entities.

12.6	TRADE AND OTHER PAYABLES

		09.30.2021	12.31.2020
Non-Current
Compensation agreements		313	561
Finance lease liability		970	852
Other		6	5
Other payables		1,289	1,418
Total non-current		1,289	1,418

Current
Suppliers		14,339	7,775
Customer advances		386	184
Related parties	16	752	420
Other		-	25
Trade payables		15,477	8,404

Compensation agreements		146	86
Finance lease liability		497	150
Advances received for sales of subsidiary		-	1,044
Other		258	94
Other payables		901	1,374

Total current		16,378	9,778

Due to the short-term nature of the payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current liabilities, fair values are not significantly different from their book values either.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2021 and December 31, 2020:

As of September 30, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	22,135	-	-	22,135
Investment funds	4,626	-	-	4,626
Shares	8,567	-	2,392	10,959
Cash and cash equivalents
Investment funds	11,470	-	-	11,470
Derivative financial instruments	-	1	-	1
Other receivables	-	314	-	314
Total assets	46,798	315	2,392	49,505

Liabilities
Derivative financial instruments	-	16	-	16
Total liabilities	-	16	-	16

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	17,223	-	-	17,223
Investment funds	7,717	-	-	7,717
Shares	2,442	-	942	3,384
Cash and cash equivalents
Investment funds	6,018	-	-	6,018
Derivative financial instruments	-	1	-	1
Other receivables	-	214	-	214
Assets classified as held for sale (1)	5,148	-	-	5,148
Total assets	38,548	215	942	39,705

Liabilities
Derivative financial instruments	-	40	-	40
Total liabilities	-	40	-	40

(1)	Corresponding to the net assets and liabilities held for sale on account of the divestment of Edenor’s stake.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

- Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, both direct and indirect, in TSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector detailed in Note 2.1.4 and a 13.3% discount rate. The used projections were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. As of September 30, 2021, the Company recognized profits as a result of changes in the fair value of financial instruments classified as level 3 in the amount of $ 1,247 million (US$ 13 million), under the item “Other financial results” of the Consolidated Condensed Interim Statement of Comprehensive Income and other comprehensive income in the amount of $ 203 million. Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of September 30, 2021, the capital stock amounts to $ 1,386 million, including $ 4 million of treasury shares.

13.1.1 Acquisition of the Company’s own shares

On March 1, 2021, the Company’s Board of Directors approved Program 9 for a maximum amount of US$ 30 million, under which shares could be acquired up to a maximum price of US$ 16 per ADR and $ 92.16 per common share. The above-mentioned Program 9 terminated on July 1, 2021.

On July 6, 2021, the Board of Directors approved Program 10 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, under which shares could be acquired up to a maximum price of US$ 15.5 per ADR and $ 110 per common share.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

On August 31, the Board of Directors suspended this Program as the Company’s share and ADR prices exceeded the set repurchase limit values. The program will be automatically reinstated on the first business day following the date on which the ADR price is equal to or lower than US$ 15.50 and/or the share price is equal to or lower than $110.

During the nine-month period ended September 30, 2021, the Company directly and indirectly acquired 2.8 million own ADRs for a value of US$ 38.4 million.

13.1.2 Capital stock reductions

The capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2021, which provided for the cancellation of 56.6 million shares, was registered on September 9, 2021.

Later, on September 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 12.5 million shares. Registration with the Public Registry is still pending.

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2021 and 2020, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2021	09.30.2020
Earning for continuing operations attributable to the equity holders of the Company	26,303	8,101
Weighted average amount of outstanding shares	1,413	1,586
Basic and diluted earnings per share from continued operations	18.62	5.11

Loss for discontinued operations attributable to the equity holders of the Company	(3,726)	(945)
Weighted average amount of outstanding shares	1,413	1,586
Basic and diluted loss per share from discontinued operations	(2.64)	(0.60)

Earning attributable to the equity holders of the Company	22,577	7,156
Weighted average amount of outstanding shares	1,413	1,586
Basic and diluted earnings per share	15.98	4.51

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	ADJUSTMENTS TO RECONCILE NET PROFIT TO CASH FLOWS GENERATED BY OPERATING ACTIVITIES

	Note	09.30.2021	09.30.2020
Income tax	10.6	7,786	2,731
Accrued interest		10,928	6,312
Depreciations and amortizations	9, 10.1 and 10.2	13,879	10,322
Share of profit from joint ventures and associates	5.2.2	(8,131)	(4,810)
Results from property, plant and equipment sale and decreases	10.3 and 10.4	(56)	51
Result from the sale of intangible assets		(146)	-
Impairment of property, plant and equipment, intangible assets and inventories	11.1.1	172	4,316
Result from measurement at present value	10.5	(13)	83
Changes in the fair value of financial instruments		(1,049)	507
Net exchange differences	10.5	(1,087)	(837)
Results for the repurchase of corporate bonds	10.5	-	(2,420)
Constitution of allowances, net		267	855
Provision of contingencies, net	10.4	128	143
Provision asset retirement obligation	10.4	1,489	-
Accrual of defined benefit plans	9, 10.1 and 10.2	839	560
Dividends received	10.4	(13)	(69)
Compensation agreements	10.1 and 10.2	(33)	103
Other		38	60
Adjustments to reconcile net profit to cash flows generated by operating activities:		24,998	17,907

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	CHANGES IN OPERATING ASSETS AND LIABILITIES

	09.30.2021	09.30.2020
Increase in trade receivables and other receivables	(2,003)	(1,494)
Increase in inventories	(2,863)	(261)
Increase (Decrease) in trade payables and other payables	102	(2,638)
Increase (Decrease) in salaries and social security payable	174	(19)
Decrease in defined benefit plans	(134)	(80)
Increase (Decrease) in tax payables	537	(371)
(Decrease) Increase in provisions	(208)	27
Income tax paid	(1,018)	(265)
(Payments) Proceeds from derivative financial instruments, net	(312)	320
Changes in operating assets and liabilities	(5,725)	(4,781)

14.3	SIGNIFICANT NON-CASH TRANSACTIONS

	09.30.2021	09.30.2020

Acquisition of property, plant and equipment through an increase in trade payables	(1,632)	(228)
Borrowing costs capitalized in property, plant and equipment	-	(633)
Receivables from sales of companies pending collection	3,829	-
Increase in interests in associates through a decrease in other loans	(1,645)	-
Increase in right-of-use through an increase in other debts	(704)	(183)
Dividends pending collection	708	-
Compensation of loans through the assignment of dividends	-	840

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main events taking place in the nine-month period ended September 30, 2021 regarding contingent liabilities reported in the consolidated financial statements as of December 31, 2020 are detailed below:

Environmental claims

-	In the case file brought by Fundación SurfRider for alleged signs of environmental affectation in the City of Mar del Plata, the Court sustained the motion for dismissal of the request for submittal of evidence before trial filed by the plaintiff, and ordered the cancellation of the preliminary mediation instance and the service of notice of the complaint to the Company and other defendant companies. After this was met, the Court partially upheld the third-party summoning by the Federal Government, the Province of Buenos Aires and the Municipality of Mar del Plata, and ordered a measure to provide useful evidence associated with the merits of the case.

-	In the proceeding initiated by a neighbor of the Province of Salta seeking environmental protection and restoration for alleged damages caused by the development of hydrocarbon activities in a lot owned by him, the Court of Justice of Salta declared that the First-Instance Administrative Litigation Court has jurisdiction over the claim.

Civil and commercial claims

-	In the proceeding brought by the “Consumidores Financieros Asociación Civil Para Su Defensa” Association seeking redress for the depreciation of Petrobras Brasil’s share price as a result of the “lava jato operation” and the so-called “Petrolao”, the Company (a co-defendant) was served notice of the upholding of the motion made by the Chamber of Appeals in Commercial Matters and filed a presentation in this respect.

The main changes for the nine-month period ended September 30, 2021 regarding contingent assets reported in the Consolidated Financial Statements as of December 31, 2020 are detailed below:

Administrative claims

-	In the administrative litigation complaint brought by Central Térmica Loma la Lata S.A. (currently Pampa) against the Federal Government regarding the renewal and recognition of costs associated with natural gas supply agreements and, subsidiarily, requesting the redress of the damages sustained on account of the contractual breach during the January-March 2016 period, the evidentiary stage has been closed. In the complaint for the April 2016 through October 2018 period, the evidentiary period started.
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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	In the proceeding whereby the Company filed a declaratory judgment action against the Province of Neuquén upon the determination of the expiration of the Veta Escondida block’s concession term, the rendering of judgment was requested and the Supreme Court of Justice of the Republic of Argentina (“CSJN”) has set a preliminary hearing, which was carried out. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.

-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period. On September 1, 2021. a request for an expedited procedure was filed.

Civil and commercial claims

-	As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the first stages of the international arbitration proceeding brought by Ecuador TLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., against the Republic of Ecuador, have already begun.

-	Ecuador TLC has brought an arbitration claim against Petroecuador before the arbitration and mediation center of the Chamber of Commerce of Quito as a result of certain breaches to the transportation agreement entered into on December 31, 2008.

-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ TRANSACTIONS

16.1	Balances with related parties:

As of September 30, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	32	-	-	-
Greenwind	38	-	-	-
OCP	-	-	3,049	-
Refinor	117	-	-	19
TGS	493	2,438	535	586
Transener	-	-	-	3
Other related parties
SACDE	4	-	5	144
Other	-	-	56	-
	684	2,438	3,645	752

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	15	-	-	-
Greenwind	20	-	-	-
OCP	-	-	2,993	-
Refinor	147	-	1	15
SACME	-	-	-	21
TGS	115	2,413	430	383
Transener	-	-	-	1
Other related parties
SACDE	1	-	3	-
Other	-	-	47	-
	298	2,413	3,474	420

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2	Operations with related parties:

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating (expenses) income, net (4)
	2021	2020	2021	2020	2021		2020	2021	2020
Associates and joint ventures
CTB	113	82	-	-	-		-	-	-
Greenwind	48	37	-	-	-		-	-	-
Refinor	601	454	(173)	(255)	-		-	(13)	(4)
TGS	2,797	1,124	(2,379)	(1,280)	-		-	-	-
Transener	-	-	(16)	(5)	-		-	-	-

Other related parties
Fundación	-	-	-	-	-		-	(120)	(77)
SACDE	-	-	(1)	-	-		-	9	1
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(95)	-	(46)	-	-
Other	-	-	(1)	-	-		-	-	-
	3,559	1,697	(2,570)	(1,540)	(95)		(46)	(124)	(80)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2) Imputed cost of sales. Correspond mainly to natural gas transportation services, purchases of refined products and other services.
(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations,

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

Operations for the nine-month period	Finance income (1)		Finance expenses (2)		Dividends received		Payment of dividends
	2021	2020	2021	2020	2021	2020	2021	2020
Associates and joint ventures
Citelec	-	-	-	(24)	-	856	-	-
Greenwind	-	12	-	-	-	-	-	-
OCP	84	61	-	-	1,949	120	-	-
Refinor	2	-	-	-	-	-	-	-
TGS	179	149	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	(519)
Oldelval	-	-	-	-	13	9	-	-
SACDE	-	1	-	-	-	-	-	-
TSM	-	-	-	-	-	32	-	-
TMB	-	-	-	-	-	28	-	-
Other	-	1	-	-	-	-	-	-
	265	224	-	(24)	1,962	1,045	-	(519)
(1) Corresponds mainly to financial leases and accrued interest on loans granted.
(2) Corresponds to accrued interest on loans received.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 09.30.2021	Total 12.31.2020

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.3	98.74	9,906	8,428
Other receivables	US$	24.8	98.74	2,448	3,131
Total non-current assets				12,354	11,559

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	254.0	98.74	25,079	16,928
Financial assets at amortized cost	US$	-	-	-	2,062
Trade and other receivables	US$	262.3	98.74	25,898	14,966
	EUR	-	-	-	456
Cash and cash equivalents	US$	115.0	98.74	11,356	5,714
	U$	3.7	2.30	8	9
Total current assets				62,341	40,135
Assets classified as held for sale	US$	-	-	-	1,968
	EUR	-	-	-	5
	CHF	-	-	-	3
	JPY	-	-	-	45
				-	2,021
Total assets				74,695	53,715

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	133.7	98.74	13,197	8,694
Borrowings	US$	1,362.8	98.74	134,564	115,428
Trade and other payables	US$	13.1	98.74	1,289	1,418
Total non-current liabilities				149,050	125,540

CURRENT LIABILITIES
Provisions	US$	5.0	98.74	497	1,342
Taxes payables	US$	0.0	98.74	2	1,307
Salaries and social security payable	US$	0.1	98.74	10	7
Derivative financial instruments	US$	0.2	98.74	16	40
Borrowings	US$	55.5	98.74	5,483	4,028
Trade and other payables	US$	97.1	98.74	9,587	4,775
	EUR	1.7	114.36	191	635
Total current liabilities				15,786	12,134
Liabilities associated to assets classified as held for sale	US$	-	-	-	10,056
	EUR	-	-	-	28
				-	10,084
Total liabilities				164,836	147,758
Net Position Liability				(90,141)	(94,043)

(1) Exchange rate in force at September 30, 2021 according to the National Bank of Argentine for U.S. dollars (US$), euros (EUR) and Uruguayos pesos (U$).

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 18: INCIDENT AT CENTRAL TÉRMICA GENELBA

On May 31, 2021 an incident occurred in the GEBATG03 (TG21) unit, which makes up Central Térmica Genelba’s Genelba Plus combined cycle, and damage was caused to the unit’s turbine. As a result of the incident, the combined-cycle generation capacity was reduced by approximately 50% (280 MW).

Jointly with the turbine’s manufacturer (SIEMENS), the Company performed the necessary works to dismantle and repair the failure, which were completed in July 2021.

Moreover, the Company is making all necessary filings before the insurance companies to collect the compensatory damages for the failure and minimize losses associated with the breach of availability commitments.

NOTE 19: INVESTMENT COMMITMENTS

Investment commitments in the unconventional hydrocarbon concession at the Sierra Chata block

The deterioration of the local economic context, added to certain distortions occurring in the gas market since 2018 (the arbitrary allocation of benefits under the program for the encouragement of investments in the development of natural gas production from unconventional reservoirs established by MEyM Resolution No 46/17 and the resulting oversupply, the drop in sales prices, the freezing of prices to distributors, restrictions to exports, etc.); all of these deepened by the outbreak of the pandemic, which resulted in the temporary suspension of activities and increased uncertainty, adversely affected the progress of the investment project committed in the Hydrocarbons Unconventional Exploitation Concession (CENCH) for the Sierra Chata block and prevented the consortium made up by the Company and Mobil Argentina S.A. from meeting all the undertaken commitments.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Consortium and the Province of Neuquén are renegotiating the terms of these commitments.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 20: COMPENSATION AGREEMENTS FOR THE COMPANY’S MAIN OFFICERS

Under the compensation agreements’ provisions, and considering that no compensation had been assigned in their favor over the last three fiscal years, on September 30, 2021 the Company’s main officers exercised the right to set the Company’s ADR weighted average listed price over the 30 business exchange days before the closing of year 2020 as the new initial market value to calculate compensations as from fiscal year 2021. Following the exercise of this option, the officers have lost all their rights to accrued and uncollected compensations for the previous fiscal years.

As of September 30, 2021, the Company has recognized profits for US$ 3.1 million corresponding to the reversal of accrued and uncollected compensations for previous fiscal years, net of compensation for fiscal year 2021.

NOTE 21: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 22: SUBSEQUENT EVENTS

GasAr Plan

Pursuant to Resolution No. 984/21 dated October 19, 2021, the SE called for Round III under the GasAr Plan from 2022 to and including 2024, with injection starting in May 2022. The resolution provides that the cap price for tenders is the maximum price tendered under Round I of the GasAr Plan and sets November 2, 2021 as the deadline for submitting tenders. The Company took part in this call, tendering 2 million M3/day for the Neuquina basin at a price of US$ 3.347/MMBTU, and received a favorable opinion from the National Department of Economics and Regulation, its award by the SE still being pending.

Remuneration scheme in the spot market

On November 2, 2021, SE Resolution No. 1,037/21 provided as follows: (i) the creation of an exports account in the WEM’s Stabilization Fund for the accumulation of income from electricity export transactions conducted by CAMMESA as from the economic transactions for September 2021 for the financing of energy infrastructure works; and (ii) an additional and transitory recognition of the remuneration established by SE Resolution No. 440/21 for the economic transactions comprised between September 1, 2021 and February 28, 2022. On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that the covered generators have a 70% utilization factor. Therefore, 100% of the power capacity remuneration would be paid, adding an amount of $ 1,000/MWh for exported energy, which will be distributed proportionately to the energy generated monthly by each generator.

Priority dispatch allocation in wind power projects

The term for presenting dispatch priority requests in the MATER for the third quarter of 2021, under MEyM Resolution No. 281/17, expired on September 30, 2021. Given the large number of projects submitted, a tie-breaking mechanism was implemented on October 29, 2021 based on the available transportation capacity. The Company presented a 50 MW extension project for the De la Bahía wind farm and was awarded a 36 MW dispatch priority.

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